OPERATING GUIDELINES
of
First Look Media, Inc. (“Corporation”)

These Operating Guidelines arc to serve as a general “template” for the overall conduct of business and shall apply to the Corporation and all current and future subsidiaries of the Corporation.

I.	AUTHORITY/RESPONSIBILITY OF CHIEF EXECUTIVE OFFICER AND PRESIDENT

           Subject to Section V, below, the Chief Executive Officer (“CEO”) and President (“Authorized Officers”) shall have general supervision, direction and control of the business and affairs of the Corporation and the general powers and duties of management usually vested in such officers of a corporation. The President will report to the CEO. The heads of every operating division, head of finance and head of business and legal affairs will report to the CEO and President. All other officers and employees of the Corporation will report to the President (directly or through such channels as the Authorized Officers may designate). Subject to Section V, below, the Authorized Officers (and no other persons) shall have the sole and ultimate authority and responsibility to make (i) all creative decisions for the Corporation and (ii) all employment decisions regarding Corporation personnel, with decisions regarding key executive management to be made in consultation with the Board.

           Notwithstanding the preceding paragraph, any action taken or decision made or authorized by the President must be consented to in advance by the CEO. The CEO may act, and make or authorize any decision without the consent of any other officer, so long as he informs the President of such actions prior to taking such actions if they are material. In the event of a disagreement between the Authorized Officers on a matter not requiring submission to the Board as provided in Section V, below, prior to any action being taken with respect to such matter, at the President’s request, the CEO and President shall convene a meeting of the Executive Committee to discuss the issue (unless such meeting cannot or is not convened within 24 hours, in which case this requirement is waived), and, only after consultation with the Executive Committee will (regardless of any disapproval of the Executive Committee) the CEO take (or not take) the action in question, such decision to be in his sole discretion. Subject to the CEO’s compliance with the foregoing procedure (if and where applicable), the CEO shall have, subject only Section V, and the Board of Directors shall, and hereby does, authorize the CEO to have, final authority and control over all employees of the Company and over all business, management, legal, strategic and financial decisions and matters relating to the Company and its Affiliates. All references in these Operating Guidelines to the authority of the Authorized Officers shall be qualified in their entirety to this Section I.

II.	BOARD OF DIRECTORS

The Board will have regular meetings at least on a monthly basis. The Co-Chairman shall be Henry Winterstern and Christopher J. Cooney and they shall preside at all meetings of the Board and at all meetings of the stockholders. A four person Executive Committee of the Board will be established and the Co-Chairmen shall be permanent members. Each of the Co-Chairmen shall select one other Executive Committee member from their respective Board member appointees. The members of the Executive Committee will use their reasonable best efforts to meet once a month to review business operations. During intervals between meetings of the Board of Directors of the Corporation, the Executive Committee shall exercise all powers of the Board of Directors (except those specifically reserved by Delaware law to the full Board of Directors) in the management and direction of the business and conduct of the affairs of the Corporation in all cases in which specific directions have not been given by the Board of Directors.

III.	ANNUAL BUSINESS PLAN.

          The Corporation will be operated in accordance with an annual business plan, the first of which has been adopted concurrently with the adoption of these Operating Guidelines (“Annual Business Plan”). Going forward, the Annual Business Plan shall be updated and revised by the Corporation’s officers, submitted to the Executive Committee in November of each calendar year and then presented to the Board of Directors at the last Board meeting of each calendar year. The Annual Business Plan will contain, among other things, estimated production, acquisition, distribution and release schedules and general accounts of spending related thereto and will include best estimates of sales, earnings and cash flow.

IV.	AGREEMENTS.

          The CEO acting alone (subject to the requirements of Section I), or the President and CEO acting together, will have the power to execute any and all agreements, documents, certificates and instruments related to the Company’s business with terms which are generally common in the entertainment industry or are otherwise necessary to accomplish the Corporation’s business purposes or Annual Business Plan. The Authorized Officers shall use their reasonable best efforts to consult with the Executive Committee on any agreement that, in the reasonable judgment of either Authorized Officer, is material to the Corporation’s performance.

V.	ACTIONS TO BE SUBMITTED TO THE BOARD.

          The Authorized Officers will submit the following actions to the Board for its approval (unless contemplated by the Annual Business Plan). Upon the satisfaction of the Conditions Precedent (as defined) set forth in the Amendment to the Loan Agreement, dated July 28, 2005 between the Corporation and PFLM LLC (the “Triggering Event”), the dollar amounts specified in the subsections below shall increase to the dollar amounts specified parenthetically where indicated:

A.	Any material amendments to the Annual Business Plan and quarterly updates;

B.	The disposition of any assets of the Corporation or any subsidiary with an aggregate fair market value in excess of $500,000 ($1,000,000 following the Triggering Event) (as determined in good faith by the Authorized Officers); provided that the Corporation may dispose of distribution and other rights to motion pictures or other related properties or assets in the ordinary course of business;

C.	Any acquisition by the Corporation or any subsidiary of any business or another person, or any property, securities, rights or other assets in a transaction for a consideration in excess of $500,000 ($1,000,000 following the Triggering Event); provided that the Corporation may acquire distribution and other rights to motion pictures or other related properties or assets in the ordinary course of business;

D.	The creation, incurrence, assumption or guaranty by the Corporation or any subsidiary of any debt for money borrowed in excess of $500,000 ($2,000,000 following the Triggering Event), except for (i) film financing incurred by the Corporation or by special purpose subsidiaries of the Corporation (ii) bank or third party financing used for general corporate purposes of the Corporation or its subsidiaries or (iii) as otherwise permitted by these Operating Guidelines (collectively, “Permitted Indebtedness”).

E.	The creation, incurrence, or assumption of any lien, mortgage, pledge, security interest, charge or encumbrance by the Corporation or any subsidiary with respect to any property, capital stock or asset of the Corporation or any subsidiary, which secures payment of indebtedness of the Corporation in excess of $500,000 ($2,000,000 following the Triggering Event), except (i) liens or pledges securing Permitted Indebtedness, (ii) liens or pledges encumbering film collateral necessary to secure film financing, or (iii) as otherwise permitted by these Operating Guidelines;

F.	Film related financing, production, acquisition and development costs and commitments:

(i)	Committing to finance the “Uncovered Amount” of the budgeted negative costs of any motion picture or committing to acquire distribution rights to a motion picture for a minimum guarantee in excess of $750,000 ($2,000,000 following the Triggering Event). For purposes hereof, the Uncovered Amount means the budgeted negative costs of any motion picture not to be financed by advances, guarantees, or bank or other third party financing commitments;

(ii)	Committing to produce a motion picture for which the Corporation or any subsidiary is subject to a completion risk (i.e., payment by the Corporation is not conditioned upon delivery) if the amount of such risk exceeds $500,000, unless a completion guarantee is in place with respect to such motion picture.

(iii)	Authorizing an Uncovered Amount in excess of (i) $1,500,000 in the aggregate ($4,000,000 in the aggregate following the Triggering Event) for all completed motion pictures not yet released or (ii) $2,500,000 in the aggregate ($4,000,000 in the aggregate following the Triggering Event) for all motion pictures not yet completed.

(iv)	Authorizing unrecouped print and advertising expenses (which have not been written off for financial reporting purposes, or which are not financed by other means) to at any time exceed $500,000 ($1,000,000 following the Triggering Event) for any motion picture or permit the sum of unrecouped print and advertising expenses (which have not been written off for financial reporting purposes), computed for each motion picture, to exceed $1,500,000 in the aggregate ($3,000,000 in the aggregate following the Triggering Event) at any time.

(v)	Authorizing development costs (which have not been sold, written off or allocated to a motion picture for which active preproduction has commenced) of the Corporation or any subsidiary with respect to motion pictures for which active preproduction has not yet commenced to exceed $500,000 per item of product ($1,000,000 per item of Product following the Triggering Event) or $1,500,000 in the aggregate ($3,000,000 in the aggregate following the Triggering Event).

G.	Any other investments, or series of investments, by the Corporation or any subsidiary in excess of $250,000 other than (i) marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, (ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, (iii) commercial paper or other corporate obligations, (iv) repurchase agreements and reverse repurchase agreements, (v) money market funds organized under the laws of the United States of America or any state thereof and administered by securities dealers of recognized national standing, (vi) any investment in subsidiaries of the Corporation, and (vii) negotiable instruments endorsed for deposit or collection or similar instruments in the ordinary course of business;

H.	The creation, incurrence or assumption by the Corporation or any subsidiary of any combined lease expense for any twelve consecutive months in excess of $800,000, inclusive of amortization of capitalized build out costs.

I.	The making or incurrence of any obligation to make capital expenditures on any one item in excess of $100,000 and in excess of $250,000 in the aggregate during any fiscal year (unless otherwise permitted without Board approval under another provision of this Section V).

J.	Authorizing aggregate allocated and unallocated overhead expenses (excluding reserves for bad debts) to materially exceed amounts provided in the Annual Business Plan.

K.	Raising additional debt or equity capital including material increases to existing bank facilities, unless otherwise permitted without Board approval under another provision of this Section V, or as required under the Investors Rights Agreement dated July 28, 2005.

L.	The declaration or payment by the Corporation or any subsidiary (other than special purpose subsidiaries) of any dividend on any class of its common stock;

M.	Redemption or purchase of capital stock of the Corporation (other than repurchases of options or restricted stock issued pursuant to the terms of bona fide employee/consultant equity agreements);

N.	Granting any bonus in excess of $150,000 per grant ($250,000 per grant following the Triggering Event) to any employee or agent of, or consultant to the Corporation not required by any employment, consulting or other agreement.

O.	Granting any unallocated options under any existing or future stock option plan, subject to availability, in excess of 100,000 shares per grant (200,000 shares per grant following the Triggering Event).

VI.	EVALUATION OF OPERATING GUIDELINES.

          At the first Board meeting of each calendar year, the Board of Directors shall reevaluate the Operating Guidelines and consider appropriate changes to the Operating Guidelines consistent with the Annual Business Plan adopted at such meeting.

VII.	TERMINATION OF OPERATING GUIDELINES.

          The Operating Guidelines shall remain in effect during the “Applicable Period” as such term is defined in Section 4 of that certain Stockholders’ Agreement, dated July 28, 2005, by and among the Corporation and the Applicable Stockholders (as defined therein).